11015180

"PUBLIC"

CW

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

SEC FILE NUMBER
8- 66255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innovation Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza - 36th Floor
(No. and Street)

New York	NY	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Mack (917) 923-1478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pegg & Pegg LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway - Stuite 1105A	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JO 3/16

OATH OR AFFIRMATION

I, Eric Gebaide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Advisors, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KEVIN J. BRANDES
NOTARY PUBLIC STATE OF NEW YORK
NASSAU COUNTY
REG # 01BR6176933
COMMISSION EXPIRES 11/5/2011

Signature

Chief Executive Officer
Title

Kevin J. Brandes
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP
Certified Public Accountants
1430 Broadway
Suite 1105A
New York, NY 10018

INDEPENDENT AUDITORS' REPORT

To the Member of Innovation Advisors, LLC

We have audited the accompanying statement of financial condition of Innovation Advisors, LLC, (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Innovation Advisors, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Pegg & Pegg LLP

New York, NY
February 14, 2011

INNOVATION ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 390,616
Prepaid expenses	11,506
TOTAL ASSETS	$ 402,122

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 20,097
Taxes payable	36,031
TOTAL LIABILITIES	$ 56,128
Member's equity	345,994
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 402,122

The accompanying notes are an integral part of this financial statement.

INNOVATION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2010

1. Organization and Nature of Business

Innovation Advisors, LLC (the "Company"), a single member limited liability company, was organized under the laws of the State of New York on October 16, 2003. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority.

The Company provides investment banking services to middle-market technology companies. It also provides strategic advisory services related to merger and acquisitions as well as assisting IT companies' efforts to raise capital through private placements.

2. Significant Accounting Policies

The Company records revenue from investment banking and service fees as earned, generally upon the closing of a transaction.

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Management has elected not to issue a comparative financial statement or a classified statement of financial condition.

The Company considers highly liquid securities with original maturities of three months or less to be cash equivalents.

The Company follows a policy of accruing NYC Unincorporated Business Tax as if it were a stand alone entity.

3. Concentration of Credit Risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced and management does not anticipate any losses on this account. At December 31, 2010, $140,616 of cash was uninsured.

4. Related Party Transactions

The Company has an expense sharing agreement with its member owner whereby certain overhead expenses, are allocated to the Company. During the year $420,000 was charged to the Company as follows:

Salary	$ 264,000
Rent	60,000
Miscellaneous services	96,000
	$ 420,000

The Company paid, to an underlying member of the member owner, commissions on success fees in the amount of $541,529.

The Company paid commissions directly to the member owner in the amount of $246,236.

5. Income Taxes

The Company is a single member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's items of income, deductions, and tax credits are treated as those of its member owner, a limited liability company taxed as a partnership. The Company and its member owner are not subject to federal or state income taxes since the taxes, if any, are the responsibilities of the owners. The member owner [illegible] York City Unincorporated Business Tax and the Company's estimated share of such is reflected in the financial statements.

The Company had no material differences between the tax basis of assets or liabilities and their reported amounts in this financial statement that would have resulted in temporary differences. Accordingly, the Company did not recognize a deferred tax asset or liability.

6. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined , shall not exceed 15 to one. Net capital and aggregate indebtedness change from day to day. As of December 31, 2010, the Company had net capital of $334,448, which was $329,448 in excess of the required minimum at that date. The Company's ratio of aggregate indebtedness to net capital was .17 to 1.

7. Fair Value

Management has disclosed the "fair value" of its significant assets and liabilities, as well as the method by which management determined the "fair value" of each category of asset or liability. "Fair value" is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

For determining the fair value of its assets and liabilities, management may use any of the following three "inputs"

1. Quoted market prices for identical assets or liabilities in active markets.
2. Observable prices for similar assets or liabilities in markets that are not active.
3. Unobservable inputs based upon management assumptions, which are not corroborated by observable market data.

Management's estimates of fair value at December 31, 2010, for significant classes of assets and liabilities are as follows:

	Financial Statement Value	Fair Value	Input Source
Prepaid expenses	$ 11,506	$ 11,506	2 and 3
Accrued expenses and other liabilities	20,097	20,097	2 and 3
Taxes payable	36,031	36,031	2 and 3

8. Subsequent Events

Management has evaluated subsequent events through February 14, 2011, the date that the financial statement was available for issue.

Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP
Certified Public Accountants
1430 Broadway
Suite 1105A
New York, NY 10018

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Member of Innovation Advisors, LLC

In planning and performing our audit of the financial statements of Innovation Advisors, LLC, ("the Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Innovation Advisors, LLC, to achieve all the divisions of duties and crosschecks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be used by anyone other than these specified parties.

Peggs & Peggs LLP

New York, NY
February 14, 2011

INNOVATION ADVISORS, LLC

Statement of Financial Condition

For the Year Ended
December 31, 2010

(With Independent Auditors' Report Thereon)

Pegg & Pegg LLP
New York, NY